FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 02, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Recommended acquisition of ARM Holdings plc by SoftBank Group Corp. to be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act 2006 – Agreement regarding payment of interim dividend.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 02, 2016

ARM HOLDINGS PLC

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

2 September 2016

RECOMMENDED ACQUISITION

of

ARM Holdings plc

by

SoftBank Group Corp.

to be effected by means of a Scheme of Arrangement under
Part 26 of the Companies Act 2006

AGREEMENT REGARDING PAYMENT OF INTERIM DIVIDEND

On 18 July 2016, the boards of ARM Holdings plc ("ARM") and SoftBank Group Corp. ("SoftBank") announced that they had reached agreement on the terms of a recommended cash offer by SoftBank for the entire issued and to be issued share capital of ARM (the "Acquisition") to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006 (the "Scheme"). On 3 August 2016, ARM announced that a scheme document in relation to the Scheme (the “Scheme Document”) had been published on the ARM website at www.arm.com.

ARM and SoftBank today announce that they have entered into an agreement pursuant to which SoftBank undertakes in favour of ARM and in favour of each ARM Shareholder who is on the register of members of ARM as at close of business on the applicable Dividend record date (being 8 September 2016 or the Business Day prior to the Effective Date, if earlier) (each an “Eligible ARM Shareholder”) that, following the Effective Date, it will procure the payment of the Dividend to the Eligible ARM Shareholders within seven Business Days of the Effective Date and not cause or permit the payment of the Dividend to be revoked or cancelled unless, and then only to the extent that, payment of the Dividend would contravene Part 23 of the Companies Act 2006 or any other applicable law or regulation.

Capitalised terms used but not otherwise defined in this announcement (the “Announcement”) have the meanings given to them in the Scheme Document.

In accordance with Rule 26.1 of the City Code on Takeovers and Mergers, a copy of this Announcement will be available on the website of ARM at www.arm.com and the website of SoftBank at http://www.softbank.jp/corp/d/sbg_press_en/ by no later than 12.00 p.m. (London time) on the Business Day following this Announcement.

Enquiries:

ARM Holdings plc Chris Kennedy, Chief Financial Officer Ian Thornton, Head of Investor Relations	+44 (0) 12 2340 0400

Goldman Sachs International (Lead Financial Adviser to ARM) Anthony Gutman Tammy Kiely Nicholas van den Arend Nick Harper	+44 (0) 20 7774 1000

Lazard & Co., Limited (Lead Financial Adviser to ARM) William Rucker Cyrus Kapadia Michael Murray	+44 (0) 20 7187 2000

UBS Limited (Financial Adviser and Joint Corporate Broker to ARM) Jonathan Rowley David Roberts Sandip Dhillon	+44 (0) 20 7568 0000

Barclays (Joint Corporate Broker to ARM) Phil Shelley	+44 (0) 20 7623 2323

Brunswick (PR Adviser to ARM) Sarah West Jonathan Glass Richard Jacques	+44 (0) 20 7404 5959

SoftBank Group Corp. Alok Sama Alex Clavel Matthew Nicholson	+81 3 6889 2300 +44 (0) 20 7887 4535

The Raine Group (Financial Adviser to SoftBank) Jeffrey Sine Jason Schretter	+1 212 603 5500

Robey Warshaw LLP (Financial Adviser to SoftBank) Simon Robey Simon Warshaw Philip Apostolides	+44 (0) 20 7317 3900

Mizuho Securities Co., Ltd. (Financial Adviser to SoftBank) Hiroshi Saito Kentaro Matsui	+81 3 5208 3210

Finsbury (PR Adviser to SoftBank) Rollo Head Andy Parnis	+44 (0) 20 7251 3801

Sard Verbinnen & Co. (PR Adviser to SoftBank) Paul Kranhold Jim Barron	+1 212 687 8080

Important notices

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for ARM and no one else in connection with the Acquisition and will not be responsible to anyone other than ARM for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein.

Lazard & Co., Limited, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for ARM and for no one else in connection with the Acquisition and will not be responsible to anyone other than ARM for providing the protections afforded to its clients or for providing advice in connection with the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein. Neither Lazard & Co., Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard & Co., Limited in connection with the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein.

UBS Limited, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for ARM and no one else in connection with the matters referred to in this Announcement. In connection with such matters, UBS Limited, its affiliates, and its or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

The Raine Group is acting as financial adviser exclusively for SoftBank and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of The Raine Group, nor for providing advice in relation to the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein.

Robey Warshaw LLP, which is authorised and regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for SoftBank and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of Robey Warshaw LLP, nor for providing advice in relation to the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein.

Mizuho Securities Co., Ltd. is acting as financial adviser exclusively for SoftBank and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of Mizuho Securities Co., Ltd., nor for providing advice in relation to the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein.

Further information

This Announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be implemented solely pursuant to the terms of the Scheme Document, which contains the full terms and conditions of the Acquisition. Any decision in respect of, or other response to, the Acquisition should be made only on the basis of the information contained in the Scheme Document. Each ARM Shareholder and ARM ADS Holder is urged to consult his independent professional adviser immediately regarding the consequences of the Acquistion applicable to him.

This Announcement does not constitute a prospectus or prospectus equivalent document.

Overseas jurisdictions

The release, publication or distribution of this Announcement in or into or from jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This Announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Copies of this Announcement and formal documentation relating to the Acquisition will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition.

Further details in relation to Overseas Shareholders are contained in the Scheme Document.

Additional information for US investors

The Acquisition relates to the shares of an English company that is a "foreign private issuer" as defined in Rule 3b-4 under the US Securities Exchange Act of 1934, as amended, and is being effected by means of a scheme of arrangement under English law. Neither the US proxy solicitation rules nor the tender offer rules under the US Securities Exchange Act of 1934, as amended, will apply to the Acquisition. Accordingly, the Scheme is subject to the disclosure requirements and practices applicable to the United Kingdom to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Neither the SEC, nor any securities commission of any state of the United States, has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this Announcement. Any representation to the contrary is a criminal offence in the United States. Financial information relating to ARM included in the Scheme Document has been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The receipt of cash pursuant to the Acquisition by a US beneficial owner of ARM Shares or ARM ADSs as consideration for the transfer of its Scheme Shares pursuant to the Scheme will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under other applicable tax laws, including any applicable United States state and local, as well as non-US, tax laws. Each ARM Shareholder and ARM ADS Holder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

ARM Shareholders and ARM ADS Holders are urged to read any documents relating to the Acquisition filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Acquisition. Such documents will be available free of charge at the SEC’s website at www.sec.gov and from ARM at www.arm.com.

Forward looking statements

This Announcement (including information incorporated by reference in this Announcement), oral statements made regarding the Acquisition, and other information published by SoftBank and ARM contain statements which are, or may be deemed to be, “forward looking statements”. Such forward looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which the SoftBank Group or the Enlarged Group will operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. The forward looking statements contained in this Announcement relate to the SoftBank Group’s or the Enlarged Group’s future prospects, developments and business strategies, the expected timing and scope of the Acquisition and other statements other than historical facts. In some cases, these forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “plans”, “prepares”, “anticipates”, “expects”, “is expected to”, “is subject to”, “budget”, “scheduled”, “forecasts”, “intends”, “may”, “will” or “should” or their negatives or other variations or comparable terminology. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. If any one or more of these risks or uncertainties materialises or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. Neither SoftBank nor ARM, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Announcement will actually occur. Given these risks and uncertainties, potential investors should not place any reliance on forward looking statements.

The forward looking statements speak only at the date of this Announcement. SoftBank and ARM expressly disclaim any obligation to update such statements other than as required by law or by the rules of any competent regulatory authority, whether as a result of new information, future events or otherwise.

No profit forecast or estimates

No statement in this Announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement and no statement in this Announcement should be interpreted to mean that earnings per ARM Share or SoftBank share for the current or future financial years would necessarily match or exceed the respective historical published earnings per ARM Share or SoftBank share or to mean that the Enlarged Group’s earnings in the first 12 months following the Acquisition, or in any subsequent period, would necessarily match or be greater than those of SoftBank or ARM for the relevant preceding financial period or any other period.

Publication on website

A copy of this Announcement will be published and made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on SoftBank’s website at http://www.softbank.jp/corp/d/sbg_press_en/ and ARM’s website at www.arm.com by no later than 12 noon (London time) on the Business Day following this Announcement. For the avoidance of doubt, the contents of those websites are not incorporated by reference into, and do not form part of, this Announcement.

ARM Shareholders and ARM ADS Holders may request a hard copy of this Announcement by contacting Equiniti at Aspect House, Spencer Road, Lancing BN99 6DA, or between 9.00 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) on freephone 0800 085 4975 or +44 121 415 0978. Calls to +44 121 415 0978 will be charged at national or international rates as the case may be. Please note that calls may be monitored or recorded and the Shareholder Helpline cannot provide financial, legal or tax advice or advice on the merits of the Acquisition. You may also request that all future documents, announcements and information to be sent to you in relation to the Acquisition should be in hard copy form.